Exhibit 1

FOR IMMEDIATE RELEASE

Cimatron Reports Record Revenues of $12.2M and
Record Non-GAAP Operating Profit of $2.2M in Q4/11

-  $40.7M Annual Revenues and $5.1M Record Annual Non-GAAP Operating Profit in 2011

Givat Shmuel, Israel, – February 29th, 2012– Cimatron Limited (NASDAQ and TASE: CIMT), a leading provider of integrated CAD/CAM software solutions for the toolmaking and manufacturing industries, today announced financial results for the fourth quarter and full year of 2011.

Highlights of Cimatron’s results for these periods include the following:

●	Record quarterly revenues and non-GAAP operating profit of $12.2M and $2.2M, respectively

●	Record Non-GAAP operating and net profit in full 2011 - $5.1M and $4.5M, respectively

●	$0.48 non-GAAP earnings per share in full year 2011

●	54% year-over-year non-GAAP net profit increase in 2011

●	20% year-over-year new license revenue growth in 2011, on a constant currency basis

Commenting on the results, Danny Haran, President and Chief Executive Officer of Cimatron, noted “We are delighted with the Q4 and full year results. Strong license sales of both product lines, CimatronE and GibbsCAM, continue to push Cimatron to record results as the global manufacturing markets continue to stabilize. We remain committed to our long-term strategy of bringing best-in-class solutions for tool makers and discrete part manufacturers. We believe that our uncompromising commitment to end-user value and productivity is well rewarded by customer loyalty, resulting in all-time record maintenance revenues in 2011. There is still much to be done, and we look forward for another exciting year of innovation in 2012,” concluded Mr. Haran.

The following provides details on Cimatron’s GAAP and non-GAAP results for the fourth quarter and full year 2011:

GAAP:

Revenues for the fourth quarter of 2011 increased by 11% to $12.2 million, from $11 million recorded in the fourth quarter of 2010. In the full year ended December 31, 2011, revenues increased by 13% to $40.7 million, from $36.1 million in 2010.

Gross Profit for the fourth quarter of 2011 was $10.7 million as compared to $9.4 million in the same quarter of 2010. Gross margin in the fourth quarter of 2011 constituted 88% of revenues, compared to 85% in the same quarter of 2010. In 2011 as a whole, gross profit was $35.3 million, compared to $30.2 million in 2010, and gross margin constituted 87% of revenues, compared to 84% in 2010.

Operating profit increased by 37% in the fourth quarter of 2011, to $1.9 million, from $1.4 million in the fourth quarter of 2010. In 2011 as a whole, operating profit increased by 94% to $4.1 million, from $2.1 million in 2010.

Net Profit for the fourth quarter of 2011 was $1.4 million, or $0.15 per diluted share, compared to a net profit of $1.1 million, or $0.12 per diluted share, recorded in the same quarter of 2010.  In 2011 as a whole, net profit was $2.7 million, or $0.29 per diluted share, compared to $1.6 million, or $0.18 per diluted share, in 2010.

Non-GAAP:

Revenues for the fourth quarter of 2011 increased by 11% to $12.2 million, from $11 million recorded in the fourth quarter of 2010. In the full year ended December 31, 2011, revenues increased by 13% to $40.7 million, from $36.1 million in 2010.

Gross Profit for the fourth quarter of 2011 was $10.9 million, as compared to $9.5 million in the corresponding quarter of 2010. Gross margin in the fourth quarter of 2011 constituted 89% of revenues, compared to 86% in the same quarter of 2010. In 2011 as a whole, gross profit was $35.9 million, compared to $30.8 million in 2010, and gross margin constituted 88% of revenues, compared to 85% in 2010.

Operating Profit increased by 31% in the fourth quarter of 2011 to $2.2 million, from $1.7 million in the fourth quarter of 2010. In 2011 as a whole, the operating profit increased by 65% to $5.1 million, from $3.1 million in 2010.

Net profit for the fourth quarter of 2011 was $1.6 million, or $0.18 per diluted share, compared to a net profit of $1.6 million, or $0.17 per diluted share, recorded in the same quarter of 2010. In 2011 as a whole, net profit increased by 54% to $4.5 million, or $0.48 per diluted share, compared to $2.9 million, or $0.32 per diluted share, in 2010.

Conference Call

Cimatron's management will host a conference call today, February 29th, 2012 at 9:00 EST, 16:00 Israel time. On the call, management will review and discuss the results, and will answer questions by investors.

To participate, please call one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

USA: +1-888-668-9141
International: +972-3-9180609
Israel: 03-9180609

For those unable to listen to the live call, a replay of the call will be available from the day after the call at the investor relations section of Cimatron's website, at: www.cimatron.com

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income included herein. Non-GAAP financial measures consist of GAAP financial measures adjusted to include recognition of deferred revenues of acquired companies and to exclude amortization of acquired intangible assets and deferred income tax, as well as certain business combination and other accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non-GAAP measures help investors to understand our current and future operating performance, especially as our two most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP results. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Cimatron

With 30 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM software solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with software solutions for mold design, die design, electrode design, 2.5 to 5 Axis milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron's subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Cimatron's shares are publicly traded on the NASDAQ exchange and the TASE under the symbol CIMT. For more information, please visit Cimatron’s web site at: http://www.cimatron.com

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to Cimatron’s plans, objectives and expected financial and operating results. The words "may," "could," "would," “will,” "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond Cimatron’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, market demand for Cimatron products and services, long sales cycles, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties related to Cimatron’s business, refer to Cimatron’s filings with the Securities and Exchange Commission. Cimatron cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Contact:
Ilan Erez, Chief Financial Officer
Cimatron Ltd.
Tel.; 972-73-237-0114
E-mail: ilane@cimatron.com

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2011	2010	2011	2010

Total revenue	12,226	11,013	40,714	36,074

Total cost of revenue	1,477	1,634	5,383	5,876
Gross profit	10,749	9,379	35,331	30,198

Research and development expenses, net	2,031	1,692	6,739	6,014

Selling, general and administrative expenses	6,799	6,282	24,453	22,053
Operating income	1,919	1,405	4,139	2,131

Financial income (expenses), net	(186)	43	(195)	97

Taxes on income	(339)	(401)	(1,327)	(657)

Other	3	1	(6)	(6)
Net income	1,397	1,048	2,611	1,565

Less: Net (income) loss attributable to the noncontrolling interest	44	45	57	26

Net income attributable to Cimatron's shareholders	$1,441	$1,093	$2,668	$1,591

Net income per share - basic and diluted	$0.15	$0.12	$0.29	$0.18

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,300	8,959	9,252	9,000

Diluted EPS (in thousands)	9,315	8,983	9,292	9,000

CIMATRON LIMITED
RECONCILIATION BETWEEN GAAP AND NON-GAAP INFORMATION
(US Dollars in thousands, except for per share data)

	Three months ended						Twelve months ended
	December 31,						December 31,
	2011			2010			2011			2010
	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP

Total revenue	12,226	-	12,226	11,013	-	11,013	40,714	-	40,714	36,074	-	36,074

Total cost of revenue (1)	1,477	(147)	1,330	1,634	(147)	1,487	5,383	(588)	4,795	5,876	(588)	5,288
Gross profit	10,749	147	10,896	9,379	147	9,526	35,331	588	35,919	30,198	588	30,786

Research and development expenses, net	2,031	-	2,031	1,692	-	1,692	6,739	-	6,739	6,014	-	6,014

Selling, general and administrative expenses (1)	6,799	(99)	6,700	6,282	(99)	6,183	24,453	(402)	24,051	22,053	(396)	21,657
Operating income	1,919	246	2,165	1,405	246	1,651	4,139	990	5,129	2,131	984	3,115

Financial income (expenses), net	(186)	-	(186)	43	-	43	(195)	-	(195)	97	-	97

Taxes on income (2)	(339)	(44)	(383)	(401)	221	(180)	(1,327)	843	(484)	(657)	347	(310)

Other	3	-	3	1	-	1	(6)	-	(6)	(6)	-	(6)
Net income	1,397	202	1,599	1,048	467	1,515	2,611	1,833	4,444	1,565	1,331	2,896

Less: Net (income) loss attributable to the noncontrolling interest	44	-	44	45	-	45	57	-	57	26	-	26

Net income attributable to Cimatron's shareholders	$1,441	$202	$1,643	$1,093	$467	$1,560	$2,668	$1,833	$4,501	$1,591	$1,331	$2,922

Net income per share - basic	$0.15		$0.18	$0.12		$0.17	$0.29		$0.49	$0.18		$0.32

Net income per share - diluted	$0.15		$0.18	$0.12		$0.17	$0.29		$0.48	$0.18		$0.32

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,300		9,300	8,959		8,959	9,252		9,252	9,000		9,000

Diluted EPS (in thousands)	9,315		9,315	8,983		8,983	9,292		9,292	9,000		9,000

(1) Non-GAAP adjustment to exclude non-cash amortization of acquired intangible assets.

(2) Non-GAAP adjustment to exclude the effect of deferred taxes and other non-cash tax provisions.

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	December 31,	December 31,
	2011	2010

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-term investments	$11,787	$10,221
Trade receivables	5,840	5,708
Other current assets	1,452	2,275
Total current assets	19,079	18,204

Deposits with insurance companies and severance pay fund	3,069	3,279

Net property and equipment	1,009	949

Total other assets	11,365	12,469

Total assets	$34,522	$34,901

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$87	$99
Trade payables	1,072	1,685
Accrued expenses and other liabilities	9,048	8,260
Deferred revenues	2,403	2,275
Total current liabilities	12,610	12,319

LONG-TERM LIABILITIES:
Accrued severance pay	4,135	4,297
Long-term loan	6	98
Deferred tax liability	639	1,002
Total long-term liabilities	4,780	5,397

Total shareholders’ equity	17,132	17,185
Total liabilities and shareholders’ equity	$34,522	$34,901

CIMATRON LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US Dollars in thousands)

	Noncontrolling Interest	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Treasury stock	Comprehensive income (loss)	Total shareholders’ equity
Balance at December 31, 2010	$(74)	$304	$18,275	$(265)	$(303)	$(752)		$17,185
Changes during the twelve months ended December 31, 2011:
Net income (loss)	(57)				2,668		2,611	2,611
Cash dividend paid					(3,216)			(3,216)
Exercise of share options		9	724					733
Unrealized loss on derivative instruments				(431)			(431)	(431)
Other				(109)			(109)	(109)
Foreign currency translation adjustment				359			359	359
Total comprehensive income							2,430
Balance at December 31, 2011	$(131)	$313	$18,999	$(446)	$(851)	$(752)		$17,132

CIMATRON LIMITED
STATEMENTS OF CASH FLOWS
(US Dollars in thousands)

	Twelve months ended
	December 31,
	2011	2010

Cash flows from operating activities:
Net income	$2,611	$1,565

Adjustments to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization	1,376	1,512
Increase (decrease) in accrued severance pay	(135)	228
Loss from sale of property and equipment, net	-	8
Stock option compensation	-	60
Deferred taxes, net	504	406

Changes in assets and liabilities:
Decrease in accounts receivable and prepaid expenses	(222)	(583)
Decrease in inventory	(2)	13
Decerase (increase) in deposits with insurance companies and severance pay fund	210	(344)
Increase in trade payables, accrued expenses and other liabilities	228	1,908
Net cash provided by operating activities	4,570	4,773

Cash flows from investing activities:
Purchase of property and equipment	(428)	(384)
Net cash used in investing activities	(428)	(384)

Cash flows from financing activities:
Short-term bank credit	(10)	(340)
Long-term bank credit	(87)	(98)
Cash dividend paid	(3,216)	-
Proceeds from issuance of shares upon exercise of options	733	11
Investment in treasury stock	-	(210)
Net cash used in financing activities	(2,580)	(637)

Net increase in cash and cash equivalents	1,562	3,752
Effect of exchange rate changes on cash	4	(215)
Cash and cash equivalents at beginning of period	10,221	6,684
Cash and cash equivalents at end of period	$11,787	$10,221

Appendix A - Non-cash transactions
Purchase of property on credit	$19	$68